Exhibit (e)(1)

Compensation of Executive Officers

The following table shows, as to the Chief Executive Officer and the Company’s only other executive officer, information concerning compensation paid for services to the Company in all capacities during the fiscal year ended December 31, 2004, as well as the total compensation paid to each such individual for the Company’s previous two fiscal years.

Summary Compensation Table

Name and		Annual Compensation			All Other
Principal Position	Year	Salary	Bonus	Other Annual Compensation	Compensation (1)
King Owyang	2004	$418,186	$115,172	(2)	$40,301
President and CEO	2003	$403,062	$92,489	(2)	$34,211
	2002	$392,468	$166,908	(2)	$45,789

Nick Bacile	2004	$277,577	$52,410	(2)	$40,301
Executive Vice President	2003	$265,187	$40,755	(2)	$34,211
	2002	$261,758	$74,828	(2)	$45,789

(1)  The Company does not have any stock option or stock purchase plans, although options to purchase shares of common stock of Vishay Intertechnology, Inc. have been issued to certain executive officers under the Vishay Intertechnology 1998 Stock Option Program.  No such options, however, were granted in 2004.  See “Option Exercises in Fiscal 2004 and Fiscal 2004 Year-End Values” below.  All Other Compensation includes Company contributions to the individuals’ respective Tax Deferred Savings Plan (“TDSP”) and Profit Sharing Plan (“PSP”) accounts, and payment by the Company of group term life insurance premiums on their behalf.  In 2004 these amounts were the same for both Dr. Owyang and Mr. Bacile:  TDSP - $6,150; PSP - $32,681; insurance - $1,470.

(2)  Other Annual Compensation includes amounts paid for car allowances and for reimbursement of medical expenses.  In all cases, the amounts totaled less than the lesser of (i) 10% of each officer’s annual salary plus bonus for the respective year or (ii) $50,000.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table shows the amount of Common Stock of the Company beneficially owned, as of April 18, 2005, by the only persons who to the knowledge of the Company are the beneficial owners of more than 5% of the outstanding Common Stock of the Company.  Such persons have sole investment and voting power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class

Vishay TEMIC Semiconductor	24,030,000	80.4%
Acquisition Holdings Corp.
63 Lincoln Highway
Malvern, PA 19355

FMR Corp.	1,651,894	5.5%
82 Devonshire Street
Boston, MA 02109

The following table shows the number and percentage of shares of Common Stock beneficially owned, as of April 18, 2005, by (i) each current director, (ii) each executive officer of the Company, and (iii) all directors and executive officers as a group.  Each person has sole investment and voting power with respect to the shares shown.

Name of Beneficial Owner	Amount Beneficially Owned	Percent of Class

Nick Bacile	45		*

King Owyang	4,261		*

Hanspeter Eberhardt	0	—

Glyndwr Smith	0	—

Timothy V. Talbert	0	—

Thomas C. Wertheimer	0	—

All directors and executive officers as a group (six persons)	4,306		*

* Less than 1%.

The Company does not have any equity compensation plans.

Certain Relationships and Related Transactions

The Company maintains various agreements, transactions and relationships with Vishay.  All agreements and relationships with Vishay are reviewed and approved by the directors serving on the Siliconix Board of Directors who are not affiliated with Vishay. Sale of Vishay Semiconductor Itzehoe GmbH

In the second half of 2003 and the first half of 2004, the Company experienced high levels of customer demand and was unable to meet this demand solely from its internal manufacturing capacity.  The Company’s manufacturing strategy is to supply approximately 80% of customer demand from internal capacity, and to rely on foundries and assembly and testing subcontractors to meet the other 20% of customer demand. This strategy enables the Company to deal with the fluctuating cycles of the semiconductor industry; however, for the years ended December 31, 2004 and 2003, the Company’s use of subcontractors was higher than its 20% guideline due to the high customer demand. Some of the subcontractors used during this period were other Vishay affiliates, including Vishay Semiconductor Itzehoe GmbH (“VSIG”).

The Company considered various options to expand its front-end manufacturing operations.  Management of the Company determined that the best alternative was to acquire VSIG and expand the production capabilities of the fabrication facility utilized by VSIG under an agreement with Fraunhofer Gesellschaft (“FHG”), an institute partially owned by the German government.

On February 1, 2005, the Board of Directors of the Company approved the acquisition by the Company of VSIG.   The acquired entity has been renamed “Siliconix Itzehoe GmbH.”  VSIG had been a wholly owned subsidiary of Vishay, and Siliconix Itzehoe GmbH is now a wholly owned subsidiary of the Company.  The purchase price of €7.5 million (approx. $10.2 million), which includes all assets and liabilities, was based on an independent appraisal performed on behalf of the Board of Directors of the Company, which approved the transaction.  On February 7, 2005, the Company publicly announced that it plans to establish 8-inch wafer production capability at the Itzehoe facility.

Sales Organizations

The Company products are sold by the Vishay worldwide sales organizations that operate as three regionally-based legal entities.  The three regions consist of North America, Europe, and Asia-Pacific.  The aim of the Vishay sales structure is to unify the activities of the member companies, provide efficiencies by eliminating the duplication of functions, and bring greater value to end customers by allowing them to deal with one entity for their active and passive electronic component purchasing needs.  Vishay sales organizations function as undisclosed agents of the Company, through commission arrangements at a fixed percentage of sales made in each region for all sales related functions, as described below.  Commission rates are set at the beginning of each year based on budgeted selling expenses expected to be incurred by the Vishay sales organizations.  The agreements between the Company and the Vishay sales organizations allow for periodic adjustment of the commission rates to account for differences between budgeted and actual selling expenses incurred.

Effective from January 2001, Vishay Americas, Inc., a wholly owned subsidiary of Vishay, entered into an agreement to purchase the Company’s accounts receivable for the North America region.  Accounts receivable ownership for North America region sales is transferred to Vishay Americas, Inc. for a purchase price equal to the gross amount of the purchased receivables multiplied by a discount rate as soon as sales invoices are generated.  The discount rate is set to reflect the assumption by Vishay Americas, Inc. of all bad debt risk and the costs of accounts receivable collection.  Vishay Americas, Inc. pays for the receivables in cash no later than the end of the month in which receivables are generated. Accounts receivable transferred to Vishay Americas, Inc. were $69.4 million and $53.7 million in 2004 and 2003, respectively.

Effective from July 2004, the Company and Vishay modified their agreement regarding collection of accounts receivable in Europe.  The amended agreement, which is similar to the arrangement for the North America region, transfers the accounts receivable ownership to Vishay Semiconductor GmbH for a purchase price equal to the gross amount of the purchased receivables multiplied by a discount rate as soon as sales invoices are generated.  The discount rate is set to reflect the assumption by Vishay Semiconductor GmbH of all bad debt risk and the costs of accounts receivable collection. Vishay Semiconductor GmbH pays for the receivables in cash no later than the end of the month in which receivables are generated.  Accounts receivable transferred to Vishay Semiconductor GmbH were $34.1 million in 2004.

In the Asia-Pacific region, Vishay receives a sales commission, but the ownership of all receivables, including bad debt risk, remains with the Company.

Discounts received by Vishay affiliates on their purchase of receivables, and commissions paid to Vishay affiliates for North America, Europe, and Asia-Pacific sales and related activities, totaled $18.4 million, $18.1 million, and $16.9 million, in 2004, 2003, and 2002, respectively.  Average discount and commission rates paid in the North America region were 7.5%, 8.5% and 7.5% in 2004, 2003, and 2002, respectively. Average discount (2004 only) and commission rates paid in the Europe region were 5.1%, 4.5% and 5.4% in 2004, 2003, and 2002, respectively.  Average commission rates paid in the Asia-Pacific region were 3.0%, 3.9% and 3.9% in 2004, 2003, and 2002, respectively.

Subcontract Manufacturing

Beginning in 2001, a wholly owned subsidiary of Vishay in Israel was engaged to provide assembly and testing subcontract services to the Company.  Subcontractor fees paid were $13.5 million in 2004, $8.9 million in 2003, and $5.0 million in 2002.

In 1996, the Company, through its affiliate in Itzehoe, Germany, entered into an agreement with FHG, for the use of the FHG wafer fabrication facility in Itzehoe, Germany until December 31, 2007.  This affiliate, renamed Vishay Semiconductor Itzehoe GmbH (“VSIG”), was acquired by

Vishay concurrently with Vishay’s acquisition of its 80.4% interest in the Company in 1998. During 2004, 2003, and 2002, VSIG provided wafer fabrication subcontract services to the Company.  Subcontractor fees were $33.2 million, $28.7 million and $23.8 million, respectively.

Administrative Service Sharing Agreements

The Company and VSIG have entered into certain service sharing agreements with Vishay and certain of its affiliates.  Administrative expenses primarily relate to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support are shared and then allocated to the appropriate party on a periodic basis.  During 2004, 2003, and 2002, related parties reimbursed the Company $2.7 million, $5.4 million, and $6.2 million, respectively, for administrative expenses incurred by the Company on their behalf.  During the same periods, the Company reimbursed related parties $13.9 million, $15.8 million, and $8.0 million, respectively, for administrative expenses incurred by related parties on the Company’s behalf.  VSIG reimbursed related parties $0.2 million in each of 2004, 2003, and 2002 for administrative expenses incurred by related parties on VSIG’s behalf.

Centralized Payment Services

Vishay maintains a centralized payment system for Asian accounts payable.  In 2003, Vishay created a centralized payment system for U.S. accounts payable and U.S. payroll.  The liabilities are recorded on the Company’s books, but are paid by Vishay.  The Company reimburses actual amounts paid by Vishay.  Amounts reimbursed by the Company were $145.0 million, $123.4 million and $108.6 million for Asian accounts payable in 2004, 2003, and 2002, respectively.  Amounts reimbursed by the Company for U.S. accounts payable were $178.9 million in 2004 and $109.8 million in 2003.  Amounts reimbursed by the Company for U.S. payroll were $54.0 million in 2004 and $59.4 million in 2003.

Additionally, in 2004 and 2003, the Company reimbursed $4.6 million and $4.4 million, respectively, of third-party warehouse costs paid by Vishay on behalf of the Company.  In prior years, these amounts were directly billed to the Company by the third-party warehouse.

Vishay’s European operations participate in a cash pooling arrangement.  All cash receipts and payments are recorded by a single European affiliate, and all other entities maintain an intercompany receivable or payable balance with that affiliate.  At December 31, 2004 and 2003, VSIG had net payables of $13.7 million and $9.6 million, respectively, to a European affiliate of Vishay under this cash pooling arrangement.  The net payable balance resulted from cash expenditures for capital equipment over several periods.  VSIG incurred interest of $0.6 million, $0.5 million, and $1.2 million for 2004, 2003, and 2002, respectively, on its outstanding cash pooling balance to an affiliate of Vishay.  Subsequent to a short transition period in 2005, VSIG’s cash pooling arrangement with Vishay’s European affiliate will be terminated and the liability outstanding under the cash pooling arrangement will be settled.

Management Fees

Management fees paid by the Company to Vishay were $2.9 million, $1.9 million, and $1.8 million, during 2004, 2003, and 2002, respectively.  These management fees are primarily related to services provided by the Vishay corporate office, including accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and the handling of insurance coverage on a global basis.  Management fees paid by VSIG to European affiliates of Vishay were $0.1 million in 2004 and $0.2 million in both 2003 and 2002.  These management fees are primarily related to services provided by Vishay’s European regional operations, including accounting, cash management, legal services, insurance, and tax services.

Sales to Affiliates of Vishay

Product sales to Vishay and its affiliates were approximately $0.8 million, $0.1 million, and $0.1 million during 2004, 2003, and 2002, respectively.

Notes Receivable

The Company had a short-term loan agreement with Vishay under which it could, from time to time, advance money to Vishay.  All notes under this loan agreement were callable by the Company at any time.  Interest income related to promissory notes was $0, $90,000, and $25,000 during 2004, 2003, and 2002, respectively.  In December 2002, the Company received a related party promissory note under the loan agreement for $75 million, which was callable by the Company at any time and bore an interest rate of 3.025%.  This promissory note was fully repaid on January 2, 2003.

In March 2003, the Company received a related party promissory note under the loan agreement for $70 million, which was callable by the Company at any time and bore an interest rate of 3.0%.  This promissory note was fully repaid on April 2, 2003.  In June 2003, the Company received a related party promissory note under the loan agreement for $70 million, which was callable by the Company at any time and bore an interest rate of 2.75%.  This promissory note was fully repaid on July 1, 2003.

This short-term loan agreement with Vishay expired on January 2, 2005.  During the period July 1, 2003 through January 2, 2005, there were no amounts outstanding related to this loan agreement.

Stock Options

The Company does not have any stock option or stock purchase plans, although options to purchase shares of common stock of Vishay have been issued to certain executive officers under the Vishay Intertechnology Stock Option Program.  No such options, however, have been granted during the years ended December 31, 2004, 2003, and 2002.

Other Matters Regarding Relationships with the Company

Since the resignation of the Company’s chief financial officer on June 16, 2000, William M. Clancy, Senior Vice President—Corporate Controller of Vishay, has been the principal accounting officer of the Company, authorized to sign documents to be filed with or furnished to the Securities and Exchange Commission by the Company.

Note 3 to Audited Combined Consolidated Financial Statements of the Company

Note 3—Related Party Transactions

The Company maintains various agreements, transactions and relationships with Vishay.  All agreements and relationships with Vishay are reviewed and approved by the directors serving on the Siliconix Board of Directors that are not affiliated with Vishay.  Also see Note 13.

Sales Organizations

Siliconix products are sold by the Vishay worldwide sales organizations that operate as three regionally-based legal entities.  The three regions consist of North America, Europe, and Asia.  The aim of the Vishay sales structure is to unify the activities of the member companies, provide efficiencies by eliminating the duplication of functions, and bring greater value to end customers by allowing them to deal with one entity for their active and passive electronic component purchasing needs. Vishay sales organizations function as undisclosed agents of Siliconix, through commission arrangements at a fixed percentage of sales made in each region for all sales related functions, as described below.  Commission rates are set at the beginning of each year based on budgeted selling expenses expected to be incurred by the Vishay sales organizations.  The agreements between Siliconix and the Vishay sales organizations allow for periodic adjustment of the commission rates to account for differences between budgeted and actual selling expenses incurred.

Effective from January 2001, Vishay Americas, Inc., a wholly owned subsidiary of Vishay, entered into an agreement to purchase Siliconix’s accounts receivable for the North America region. Accounts receivable ownership for North America region sales is transferred to Vishay Americas, Inc. for a purchase price equal to the gross amount of the purchased receivables multiplied by a discount rate as soon as sales invoices are generated.  The discount rate is set to reflect the assumption by Vishay Americas, Inc. of all bad debt risk and the costs of accounts receivable collection.  Vishay Americas, Inc. pays for the receivables in cash no later than the end of the month in which receivables are generated. Accounts receivable transferred to Vishay Americas, Inc. were $69,382,000 and $53,738,000 in 2004 and 2003, respectively.

Effective from July 2004, Siliconix and Vishay modified their agreement regarding collection of accounts receivable in Europe.  The amended agreement, which is similar to the arrangement for the North America region, transfers the accounts receivable ownership to Vishay Semiconductor GmbH for a purchase price equal to the gross amount of the purchased receivables multiplied by a discount rate as soon as sales invoices are generated.  The discount rate is set to reflect the assumption by Vishay Semiconductor GmbH of all bad debt risk and the costs of accounts receivable collection.  Vishay Semiconductor GmbH pays for the receivables in cash no later than the end of the month in which receivables are generated. Accounts receivable transferred to Vishay Semiconductor GmbH were $34,129,000 in 2004.

In the Asia-Pacific region, Vishay receives a sales commission, but the ownership of all receivables, including bad debt risk, remains with Siliconix.

Discounts received by Vishay affiliates on their purchase of receivables, and commissions paid to Vishay affiliates for North America, Europe, and Asia-Pacific sales and related activities, totaled $18,381,000, $18,063,000, and $16,898,000, in 2004, 2003, and 2002, respectively.  The discounts and commission amounts, averaging less than 5% of sales, are included in related party selling, marketing, and administrative expenses in the combined consolidated statements of operations.  Average discount and commission rates paid in the North America region were 7.5%, 8.5% and 7.5% in 2004, 2003 and 2002, respectively.  Average discount (2004 only) and commission rates paid in the Europe region were 5.1%, 4.5% and 5.4% in 2004, 2003 and 2002, respectively.  Average commission rates paid in the Asia-Pacific region were 3.0%, 3.9% and 3.9% in 2004, 2003 and 2002, respectively.

Subcontract Manufacturing

Beginning in 2001, a wholly owned subsidiary of Vishay in Israel was engaged to provide assembly and testing subcontract services to Siliconix.  Subcontractor fees paid were $13,514,000 in 2004, $8,905,000 in 2003, and $5,028,000 in 2002. Subcontractor fees are included in cost of sales in the accompanying combined consolidated statements of operations.

In 1996, Siliconix, through its affiliate in Itzehoe, Germany, entered into an agreement with Fraunhofer Gesellschaft (“FHG”), an institute partially owned by the German government, for the use of the FHG wafer fabrication facility in Itzehoe, Germany until December 31, 2007.  This affiliate, renamed Vishay Semiconductor Itzehoe GmbH (“VSIG”), was acquired by Vishay concurrently with Vishay’s acquisition of its 80.4% interest in Siliconix in 1998.  During 2004, 2003, and 2002, VSIG provided wafer fabrication subcontract services to Siliconix.  Subcontractor fees were $33,214,000, $28,738,000 and $23,819,000, respectively.  As described in Note 1, the combined consolidated financial statements include the accounts of Siliconix and VSIG for all periods presented.  These transactions between Siliconix and VSIG have been eliminated in consolidation.

Administrative Service Sharing Agreements

Siliconix and VSIG have entered into certain service sharing agreements with Vishay and certain of its affiliates. Administrative expenses primarily related to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support are shared and then allocated to the appropriate party on a periodic basis.  During 2004, 2003, and 2002, related parties reimbursed Siliconix $2,685,000, $5,446,000, and $6,235,000, respectively, for administrative expenses incurred by Siliconix on their behalf.  During the same periods, Siliconix reimbursed related parties $13,892,000, $15,804,000, and $8,026,000, respectively, for administrative expenses incurred by related parties on Siliconix’s behalf.  During 2004, 2003, and 2002, VSIG reimbursed related parties $200,000, $188,000, and $194,000, respectively, for administrative expenses incurred by related parties on VSIG’s behalf.  These administrative reimbursements and payments are included in related party selling, marketing, and administrative expenses in the accompanying combined consolidated statements of operations.

Centralized Payment Services

Vishay maintains a centralized payment system for Asian accounts payable.  In 2003, Vishay created a centralized payment system for U.S. accounts payable and U.S. payroll.  The liabilities are recorded on Siliconix’s books, but are paid by Vishay.  Siliconix reimburses actual amounts paid by Vishay.  Amounts reimbursed by Siliconix were $145,034,000, $123,391,000 and $108,645,000 for Asian accounts payable in 2004, 2003 and 2002.  Amounts reimbursed by Siliconix for U.S. accounts payable were $178,858,000 in 2004 and $109,788,000 in 2003.  Amounts reimbursed by Siliconix for U.S. payroll were $53,978,000 in 2004 and $59,362,000 in 2003.

Additionally, in 2004 and 2003, Siliconix reimbursed $4,572,000 and $4,379,000 of third-party warehouse costs paid by Vishay on behalf of Siliconix.  In prior years, these amounts were directly billed to Siliconix by the third-party warehouse.

Vishay’s European operations participate in a cash pooling arrangement.  All cash receipts and payments are recorded by a single European affiliate, and all other entities maintain an intercompany receivable or payable balance with that affiliate.  At December 31, 2004 and 2003, VSIG had net payables of $13,743,000 and $9,590,000 to a European affiliate of Vishay under this cash pooling arrangement.  The net payable balance resulted from cash expenditures for capital equipment over several periods.  VSIG incurred interest of $566,000, $464,000, and $1,179,000 for 2004, 2003, and 2002 on its outstanding cash pooling balance to an affiliate of Vishay.  Subsequent to a short transition period in 2005, VSIG’s cash pooling arrangement with Vishay’s European affiliate will be terminated and the liability outstanding under the cash pooling arrangement will be settled.

Management Fees

Management fees paid by Siliconix to Vishay were $2,854,000, $1,915,000, and $1,794,000, during 2004, 2003, and 2002, respectively.  These management fees are primarily related to services provided by the Vishay corporate office, including accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and the handling of insurance coverage on a global basis.  These fees are included in selling, marketing, and administrative expenses in the accompanying combined consolidated statements of operations.

Management fees paid by VSIG to affiliates of Vishay were $97,000, $162,000 and $173,000 during 2004, 2003, and 2002, respectively.  These management fees are primarily related to services provided by Vishay’s European regional operations, including accounting, cash management, legal services, insurance, and tax services.  These fees are included in selling, marketing, and administrative expenses in the accompanying combined consolidated statements of operations.

Sales to Affiliates of Vishay

Product sales to Vishay and its affiliates were $847,000, $106,000, and $77,000 during 2004, 2003, and 2002, respectively.  These amounts are included in net sales in the accompanying combined consolidated statements of operations.  The related cost of these products sold to Vishay and its affiliates were approximately $593,000, $75,000, and $53,000 during 2004, 2003, and 2002, respectively.

Notes Receivable

Siliconix had a short-term loan agreement with Vishay under which it could, from time to time, advance money to Vishay.  All notes under this loan agreement were callable by Siliconix at any time.  Interest income related to promissory notes was $0, $90,000, and $25,000 during 2004, 2003, and 2002, respectively.  These amounts are included in interest income in the accompanying combined consolidated statements of operations.  In December 2002, Siliconix received a related party promissory note under the loan agreement for $75 million, which was callable by Siliconix at any time and bore an interest rate of 3.025%.  This promissory note was fully repaid on January 2, 2003.

In March 2003, Siliconix received a related party promissory note under the loan agreement for $70 million, which was callable by Siliconix at any time and bore an interest rate of 3.0%. This promissory note was fully repaid on April 2, 2003.  In June 2003, Siliconix received a related party promissory note under the loan agreement for $70 million, which was callable by Siliconix at any time and bore an interest rate of 2.75%. This promissory note was fully repaid on July 1, 2003.

This short-term loan agreement with Vishay expired on January 2, 2005.  During the period July 1, 2003 through January 2, 2005, there were no amounts outstanding related to this loan agreement.

Stock Options

Siliconix does not have any stock option or stock purchase plans, although options to purchase shares of common stock of Vishay have been issued to certain executive officers under the Vishay Intertechnology Stock Option Program. No such options, however, have been granted during the years ended December 31, 2004, 2003 and 2002.

Note 10 to Audited Combined Consolidated Financial Statements of the Company

Note 10—Employee Stock Plan

Prior to the Company’s reorganization in 1990, the Company’s Board of Directors authorized the sale of restricted common stock to certain key employees and directors for initial payments below market values.  No restricted shares have been issued under this plan since 1990.  All of the outstanding restricted shares are fully vested.  Vested restricted shares are subject to the Company’s lifetime right of first refusal to purchase the shares.  In the event the Company declines to purchase the shares, shares can be sold on the open market, and a fixed amount of $1.02 per share (an amount determined under the Company’s 1990 plan of reorganization) is paid to the Company.  Amounts paid to the Company are included in additional paid-in-capital.  The following table summarizes activity related to these restricted shares during the years ended December 31, 2004, 2003, and 2002:

	Years ended December 31,
	2004	2003	2002

Outstanding at beginning of year	161,666	163,666	163,666
Shares sold to the Company	—	—	—
Shares sold on open market	—	(2,000)	—

Outstanding at end of year	161,666	161,666	163,666